14049198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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*AB 3/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8 - 69018

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CCB International Overseas (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Steinberg **(212) 575-5580**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name -- *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

AB 3/26

OATH OR AFFIRMATION

I, Michael Steinberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCB International Overseas (USA) Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Steinberg
Signature

Managing Director
Title

NICOLE FAN WU
NOTARY PUBLIC, STATE OF NEW YORK
No. 02WU6252852
Qualified in Kings County
My Commission Expires December 12, 2015

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CCB International Overseas (USA), Inc.
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors of
CCB International Overseas (USA), Inc.:

We have audited the accompanying statement of financial condition of CCB International Overseas (USA), Inc. (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of CCB International Overseas (USA), Inc. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2014

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

CCB International Overseas (USA), Inc.
Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	2,263,342
Fee receivable		8,000
Fixed assets, net		161,148
Prepaid expenses		23,927
Total assets	$	2,456,417
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	63,245
Due to affiliate		27,939
Accounts payable		14,160
Income taxes payable		365
Total liabilities		105,709
Stockholder's equity		
Common stock, $0.01 par value, 10,000 shares authorized; 10,000 shares issued and outstanding		100
Additional paid-in capital		4,119,900
Accumulated deficit		(1,769,292)
Total stockholder's equity		2,350,708
Total liabilities and stockholder's equity	$	2,456,417

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

CCB International Overseas (USA), Inc. (the "Company") was incorporated in Delaware on September 19, 2011. On June 28, 2012, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). Prior to obtaining its broker-dealer license, the Company did not engage in any business activities other than receiving capital and organizing the Company in preparation to start broker-dealer activities. The Company is ultimately a wholly owned subsidiary of CCB International (Holdings) Limited in Hong Kong, which is also ultimately a wholly owned subsidiary of China Construction Bank Corporation in China.

The Company has authority from FINRA to engage in the following activities: (1) solicitation of investors in connection with primary and secondary market placements of Hong Kong-listed and regional securities (equity and debt) as agent; (2) provide "chaperone" services to one or more non-U.S. affiliated broker-dealers in accordance with Securities & Exchange Rule 15a-6(a)(3), including acting as broker in secondary market transactions in non-U.S.-listed securities for US institutional investors, which transactions may be executed and settled by a non-U.S. broker-dealer affiliate of CCBIO (USA); (3) provide merger and acquisition advisory services; and (4) distribute research, related to non-U.S. securities, of its third-party affiliate.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (k)(2)(i).

2. Significant Accounting Policies

Basis of Presentation
These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Concentration of Credit Risk
The Company defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

As of December 31, 2013, the Company maintained its cash balance of $2,263,342 with one financial institution which exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with ASC 820, "Fair Value Measurements and Disclosures", fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 — Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of December 31, 2013, financial instruments owned by the Company consist of cash and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Company as of December 31, 2013.

Fee Receivable

The Company carries its fee receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers and software and 5 years for furniture and equipment. The estimated useful life of the leasehold improvements is based on the life of the office sublease which is 93 months at the inception of the lease.

Income Taxes
The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

3. Property and Equipment

Details of property and equipment at December 31, 2013 are as follows:

Computers and software	$	7,590
Furniture and fixtures		63,052
Leasehold improvements		133,129
		203,771
Less: Accumulated depreciation and amortization		42,623
	$	161,148

4. Commitments and Contingencies

Effective September 2012, the Company entered into a sublease for office space with China Construction Bank New York Branch ("CCBNY"), an affiliate of the Company, which expires in May 2020. Future minimum annual payments under this operating sublease agreement are as follows:

Years Ending December 31,		
2014	$	151,681
2015		151,681
2016		151,681
2017		151,681
2018		151,681
Thereafter		214,882
	$	973,287

The Company is currently not subject to any litigation, claims or assessments by regulatory or other governmental agencies, or any other third parties.

5. Related Party Transactions

Service Agreement and Due to Affiliate
Pursuant to a service agreement, CCBNY, an affiliate of the Company, provides various services and other operating assistance to the Company. These services include personnel, professional consultants, physical premises, utilities, the use of office equipment, insurance, subscriptions, and other general and administrative services.

The Company reimbursed CCBNY a total of $212,681 under the service agreement for the year ended December 31, 2013. As of December 31, 2013, the Company owed CCBNY $27,939 and this payable is classified as due to affiliate in the statement of financial condition.

6. Income Taxes

At December 31, 2013, the Company has a federal net operating loss carry forward ("NOL") of approximately $1,449,000 for federal and New York State and New York City income tax purposes. Of that total, approximately $3,500 will expire in 2031; $384,000 will expire in 2032; and $1,062,000 will expire in 2033. The Company's net deferred tax assets before valuation allowance was approximately $688,000, primarily as a result of net operating losses and amortization of start-up cost, partially offset by deferred tax liabilities related to depreciation of fixed assets. As of December 31, 2013, the Company has recorded a full valuation allowance against deferred tax assets since it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2013, the Company did not have any uncertain tax positions.

7. Employee Retirement Plan

The Company's employees participate, to the extent they meet minimum requirements, in a voluntary defined contribution plan (the "Plan") sponsored by China Construction Bank.

8. Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss

9. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was $2,157,633, which was $1,907,633 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness to net capital amounted to 0.05 to 1.

10. Exemption From SEC Rule 15c3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11. Subsequent Events

The Company has evaluated subsequent events through February 27, 2014, the date of issuance of the accompanying financial statements. There has been no material subsequent event that occurred during this period that would require disclosure or adjustment to the financial statements.

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CCB International Overseas (USA), Inc.

Statement of Financial Condition
December 31, 2013